Exhibit 12.2

MONITRONICS INTERNATIONAL, INC.

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Fiscal Year ended June 30, 2004	Fiscal Year ended June 30, 2003
Proforma Fixed Chages as Defined:
Deferred Finance Charges	2,462	2,521
Interest Expense	34,214	33,489
Interest Component of non-cancelable lease rent	176	220

Total Pro Forma Fixed Charges (A)	36,852	36,230
Pro Forma Loss as Defined:
Pretax loss	(9,238)	(6,592)
Add fixed charges	36,852	36,230

Loss and fixed charges (B)	27,614	29,638
Amount by which pro forma loss is insufficient to cover pro forma fixed charges (B-A)	(9,237)	(6,592)